Exhibit 99.1

FERRARI N.V.: COMPLETION OF THE SECOND TRANCHE AND ANNOUNCEMENT OF THE THIRD TRANCHE OF THE MULTI-YEAR SHARE REPURCHASE PROGRAM

Maranello (Italy), September 1 2026 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the Euro 250 million share buyback program announced on April 10, 2026, as the second tranche of the multi-year share buyback program of approximately Euro 3.5 billion expected to be executed by 2030 in line with the disclosure made during the 2025 Capital Markets Day (the “Second Tranche”), the additional common shares - reported in aggregate form, on a daily basis - on the Euronext Milan (EXM) and on the New York Stock Exchange (NYSE) as follows:

	EXM			NYSE				Total
Trading Date (d/m/y)	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)	Number of common shares purchased	Average price per share excluding fees ($)	Consideration excluding fees ($)	Consideration excluding fees (€)*	Number of common shares purchased	Average price per share excluding fees (€)*	Consideration excluding fees (€)*
26/08/2026	19,000	358.5439	6,812,334.10	21,734	414.0844	8,999,710.35	7,712,494.94	40,734	356.5775	14,524,829.04
27/08/2026	9,500	354.6650	3,369,317.50	19,802	414.3383	8,204,727.02	7,045,708.04	29,302	355.4374	10,415,025.54
28/08/2026	6,707	361.5601	2,424,983.59	—	—	—	—	6,707	361.5601	2,424,983.59
Total	35,207	358.0718	12,606,635.19	41,536	414.2054	17,204,437.37	14,758,202.99	76,743	356.5776	27,364,838.18

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

With the purchases described above the Company has completed the Second Tranche.

The total consideration for such Second Tranche was:
•Euro 199,999,777.22 for No. 655,884 common shares purchased on the EXM
•USD 58,001,993.62 (Euro 49,999,442.96*) for No. 159,855 common shares purchased on the NYSE.

As of August 28, 2026 the Company held in treasury No. 1,590,804 common shares, net of shares assigned under the Company’s equity incentive plan, corresponding to 0.90% of the then total issued common shares. Including the special voting shares, the Company held in treasury 0.68% of the then total issued share capital.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

Since January 5, 2026, start date of the multi-year share buyback program of approximately Euro 3.5 billion announced during the 2025 Capital Markets Day, until August 28, 2026, the Company has purchased a total of 1,701,184 own common shares on EXM and NYSE, including transactions for Sell to Cover, for a total consideration of Euro 510,757,305.21.

The Company intends to continue its multi-year share buyback program with a third tranche of up to Euro 250 million (the “Third Tranche”) due to start on September 2, 2026 and expected to end no later than December 16, 2026.

The Third Tranche will be funded through the Company’s available cash, and common shares repurchased under the Second Tranche may be used to meet the obligations arising from the Company’s equity incentive plan.

The Third Tranche has two components.

Firstly, Ferrari has entered into a non-discretionary buyback agreement for up to Euro 200 million to be executed on the EXM market through a primary financial institution (the “Bank”). The Bank will make its trading decisions concerning the timing of the purchases of Ferrari’s common shares independently of and uninfluenced by Ferrari and it will act in compliance with applicable rules and regulations as well as in accordance with the provisions of the Market Abuse Regulation 596/2014 and the Commission Delegated Regulation (EU) 2016/1052 (the “Regulations”). Under this agreement purchases may continue during any closed periods of Ferrari in accordance with the Regulations.

Secondly, Ferrari has entered into an additional mandate with a primary financial institution for up to Euro 50 million to be executed on the NYSE. Pursuant to such mandate Ferrari would provide the financial institution with purchase instructions from time to time in compliance with applicable rules, regulations and legal requirements. The actual timing, number and value of common shares repurchased on the NYSE will depend on a number of factors, including market and general business conditions.

The Third Tranche implements the resolution adopted by the Shareholders’ Meeting (held on April 15, 2026) and duly communicated to the market, which authorized the purchase of up to 10% of the Company’s common shares during the eighteen-month period following such Shareholders’ Meeting. The repurchase authority will expire on October 14, 2027, unless extended or renewed before such date.

Details of the repurchase transactions carried out under the Third Tranche will be disclosed to the market as required by applicable regulation.

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (https://www.ferrari.com/en-EN/corporate/buyback-programs).

About Ferrari
Ferrari is one of the world’s leading luxury brands, encompassing racing, sports cars and lifestyle. In each of these three souls, the Prancing Horse is a symbol of exclusivity, innovation and cutting-edge performance. The brand’s heritage and global recognition are closely associated with its Formula 1 racing team, Scuderia Ferrari, the most successful in the sport’s history. Since the inaugural World Championship in 1950, Scuderia Ferrari has claimed 16 Constructors’ and 15 Drivers’ world titles. From its home in Maranello, Italy, Ferrari designs, engineers, and produces some of the world’s most iconic and recognisable luxury sports cars, sold in over 60 markets worldwide. In lifestyle, Ferrari designs and creates a selection of personal luxury goods, collectibles and experiences that embody the brand’s elevated style and passion.

Forward Looking Statements
In this document, unless otherwise specified, the terms “we”, “our”, “us”, the “Group”, the “Company” and “Ferrari” refer to Ferrari N.V., individually or together with its subsidiaries, as the context may require. This document, and in particular the section entitled “2026 Guidance”, contain forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “continue”, “on track”, “successful”, “grow”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, “guidance” and similar expressions. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: our ability to preserve and enhance the value of the Ferrari brand; our ability to attract and retain qualified personnel; the success of our racing activities; our ability to keep up with advances in high performance car technology, to meet the challenges and costs of integrating electric technology more broadly into our car portfolio over time and to make appealing designs for our new models; increases in costs, including as a result of increasingly stringent fuel economy, emissions and safety standards, disruptions of supply or shortages of components and raw materials; our ability to successfully carry out our controlled volume and growth strategy, while increasing our presence in growth market countries; changes in general economic conditions (including changes in the markets in which we operate) and changes in demand for luxury goods, including high performance luxury cars, which is volatile; macro events, pandemics and conflicts, including the ongoing conflicts in Ukraine and the Middle East region, and the related issues potentially impacting sourcing and transportation; trading policies and tariffs; competition in the luxury performance automobile industry; changes in client preferences and automotive trends; our ability to preserve the value of our cars over time and our relationship with the automobile collector and enthusiast community; disruptions at our manufacturing facilities in Maranello and Modena; climate change and other environmental impacts, as well as an increased focus of regulators and stakeholders on environmental matters; our ability to maintain the functional and efficient operation of our information technology systems and to defend against the risk of cyberattacks; the ability of our current management team to operate and manage effectively, and the reliance upon a number of key members of executive management and employees; the performance of our dealer network on which we depend for sales and services; product warranties, product recalls and liability claims; the sponsorship and commercial revenues and expenses of our racing activities, as well as the popularity of motor sports more broadly; the performance of our lifestyle activities; our ability to protect our intellectual property rights and to avoid infringing the intellectual property rights of others; changes in tax or fiscal policies and regulatory, political and labor conditions in the jurisdictions in which we operate; our continued compliance with customs regulations of various jurisdictions; labor relations and collective bargaining agreements; our ability to ensure that our employees, agents and representatives comply with applicable law and regulations; exchange rate fluctuations, interest rate changes, credit risk and other market risks; our ability to service and refinance our debt; our ability to provide or arrange for adequate access to financing for our clients and dealers, and associated risks; the adequacy of our insurance coverage to protect us against potential losses; potential conflicts of interest due to director and officer overlaps with our largest shareholders, and other factors discussed elsewhere in this document.

The Group expressly disclaims and does not assume any liability in connection with any inaccuracies in any of the forward-looking statements in this document or in connection with any use by any third party of such forward-looking statements. Any forward-looking statements contained in this document speak only as of the date of this document and the Company does not undertake any obligation to update or revise publicly forward-looking statements. Further information concerning the Group and its businesses, including factors that could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission, the AFM and CONSOB.

For further information:
Ferrari Media & PR
Email: media@ferrari.com
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